SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

COSAN S.A. INDÚSTRIA E COMÉRCIO
(Name of Subject Company)

COSAN S.A. INDÚSTRIA E COMÉRCIO
(Name of Persons Filing Statement)

Common Shares

Av. Juscelino Kubitschek, 1726 – 6th floor São Paulo, SP 04543-000, Brazil (55)(11) 3897-9797

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Diane G. Kerr Manuel Garciadiaz Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Item 1. Subject Company Information

The name of the subject company is Cosan S.A. Indústria e Comércio, a Brazilian publicly held stock corporation. Cosan S.A. Indústria e Comércio is referred to herein as “Cosan”. Cosan’s principal executive offices are located at Av. Juscelino Kubitschek, 1726 - 6th Floor, São Paulo, SP 04543-000, Brazil. The telephone number of Cosan’s principal executive offices is (55)(11) 3897 - 9797.

The securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates are the common shares of Cosan (“Cosan shares”) that are not owned by Cosan Limited or any of its affiliates. As of March 7, 2008, 272,548,032 Cosan shares were issued and outstanding, 152,939,440 of which were owned by Cosan Limited and its affiliates, and 119,608,592 of which were owned by other persons.

Item  2. Identity and Background of Filing Person

The name, business address and business telephone number of Cosan, which is the person filing this Statement, and the subject company, are set forth in Item 1 above.

This Statement relates to the offer (the “Exchange Offer”) made by Cosan Limited, a limited liability company formed under the laws of Bermuda, to exchange one share of its class A common shares for each outstanding Cosan share that is not owned by Cosan Limited or one of its affiliates or, at the option of the holder, but solely in the case of a person who was a holder of record of Cosan shares as of the close of trading on July 26, 2007, as reflected in the books and records of either Banco Itaú S.A., the depositary for the Cosan shares or Companhia Brasileira de Liquidação e Custódia (“CBLC”), or an affiliate of such a person to whom such Cosan shares held as of the close of trading on July 26, 2007 have been transferred (each, a “July Cosan Shareholder”), one share of its class B series 2 common shares. In the Exchange Offer, Cosan Limited is also offering to exchange for its class A common shares or, under the circumstances described below, its class B series 2 shares, the shares of any entity that is not a resident of Brazil, has no assets other than Cosan shares or shares of one or more companies whose sole assets are Cosan shares, has not engaged, directly or indirectly, in any business other than the holding of the Cosan shares, has no, direct or indirect, liabilities, contingent or otherwise, and that, directly or indirectly, individually or as part of a group, holds its Cosan shares as an investment under Brazilian law No. 4,131/62 (each, a “Holding Entity”). Upon the terms and subject to the conditions of the Exchange Offer, Cosan Limited is offering to exchange for all of the shares of any Holding Entity (i) the number of its class A common shares that the Holding Entity would have received in the Exchange Offer if it had elected to exchange all of its Cosan shares for class A common shares of Cosan Limited or (ii) at the option of the tendering shareholder, but solely in the case of a person tendering shares of a Holding Entity that is a July Cosan Shareholder, the number of class B series 2 common shares of Cosan Limited that the Holding Entity would have received in the Exchange Offer if it had elected to tender all of its Cosan shares in exchange for class B series 2 common shares.

The Exchange Offer is being made upon the terms and subject to the conditions set forth in the prospectus filed by Cosan Limited with the Securities and Exchange Commission dated March 4, 2008 (the “Prospectus”), the related U.S. Form of Acceptance, and the related offering materials being published in Brazil (which together constitute the “Offer Documents”).

The principal executive offices of Cosan Limited are located at Av. Juscelino Kubitschek, 1726 - 6th Floor, São Paulo, SP 04543-000, Brazil. The telephone number of the principal executive offices of Cosan Limited is (55)(11) 3897 - 9797.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Item 3, on the date of the filing of this Statement, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between Cosan and its affiliates, on the one hand, and (i) Cosan’s executive officers and directors, or (ii) Cosan Limited or any of its executive officers, directors or affiliates, on the other.

Directors and Executive Officers

Cosan’s Board of Directors currently consists of eight members, namely Rubens Ometto Silveira Mello, Chairman of the Board of Directors, Pedro Isamu Mizutani, Vice-Chairman of the Board of Directors, Burkhard Cordes, Hélio Nicoletti, Marcus Vinícius Pratini de Moraes, Marcelo de Souza Scarcela Portela, Serge Varsano and Paulo Sérgio de Oliveira Diniz.

Several of Cosan’s directors also hold positions with Cosan Limited. Mr. Mello is the Chairman of the Board of Directors of Cosan Limited and is also the company’s Chief Executive Officer. Mr. Diniz is the Secretary of the Board of Directors of Cosan Limited and is also the company’s Chief Financial and Investor Relations Officer. Mr. Mizutani is a director of Cosan Limited and is also the company’s Chief Operating Officer. Messrs. Pratini de Moraes and Portela are also directors of Cosan Limited. These individuals will continue to serve in the same positions following the Exchange Offer. These dual responsibilities could create, or appear to create, potential conflicts of interest when Cosan Limited’s directors and executive officers are faced with decisions that could have different business, financial or legal implications for Cosan and Cosan Limited. In addition, Cosan Limited’s directors and executive officers have fiduciary duties to Cosan Limited and Cosan that may also create potential conflicts of interest.

Item 4. The Solicitation or Recommendation.

At a meeting held on March 7, 2008, the Board of Directors of Cosan decided that Cosan would not approve, disapprove or make any recommendation with respect to the Exchange Offer.

In determining that Cosan would not approve, disapprove or make any recommendation with respect to the Exchange Offer, Cosan’s Board of Directors noted that Brazilian law, which governs the duties and obligations of Cosan’s Board of Directors, does not impose any fiduciary or other duty or obligation on Cosan or Cosan’s Board of Directors to seek or obtain any particular exchange ratio in the Exchange Offer, to approve or disapprove the Exchange Offer, to make any statement or recommendation or to otherwise play any role in connection with the Exchange Offer. Furthermore, Brazilian law does not impose any fiduciary or other duty or obligation on Cosan or Cosan’s Board of Directors to make any determination or analysis regarding the Exchange Offer or the exchange ratio, including whether or not the terms of the Exchange Offer or the exchange ratio is fair to unaffiliated security-holders, nor does it require either of them to obtain, or retain any outside person to prepare, any report, opinion or appraisal relating to the value of Cosan, the Cosan shares or the fairness of the Exchange Offer or to negotiate on behalf of the unaffiliated security-holders. Additionally, the Exchange Offer is being made by the controlling shareholder of Cosan.

After reasonable inquiry and to its best knowledge, Cosan understands that none of its executive officers, directors, affiliates or subsidiaries intends to tender Cosan shares in the Exchange Offer.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Neither Cosan nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations to holders of Cosan shares on Cosan’s behalf with respect to the Exchange Offer.

Item 6. Interest in Securities of the Subject Company.

Except as described below, no transactions in the Cosan shares have been effected during the past 60 days by Cosan or, to the knowledge of Cosan, by any executive officer, director or affiliate of Cosan.

The following executive officers, directors and affiliates of Cosan purchased or sold Cosan shares in the last 60 days:

On January 16, 2008, Aguassanta Participações S/A sold 60,000 Cosan shares on the open market at a price of R$24.7812 per Cosan share.

On January 17, 2008, Aguassanta Participações S/A subscribed for 66,607 Cosan shares in connection with a capital increase by Cosan at a price of R$21.00 per Cosan share.

On January 18, 2008, Aguassanta Participações S/A sold 144,779 Cosan shares on the open market at a price of R$24.4637 per Cosan share.

On January 23, 2008, Aguassanta Participações S/A sold 60,000 Cosan shares on the open market at a price of R$23.5158 per Cosan share.

On January 24, 2008, Aguassanta Participações S/A sold 40,000 Cosan shares on the open market at a price of R$24.0181 per Cosan share.

On February 27, 2008, Aguassanta Participações S/A sold 96,180 Cosan shares on the open market at a price of R$28.0542 per Cosan share.

On February 28, 2008, Aguassanta Participações S/A sold 37,200 Cosan shares on the open market at a price of R$27.8350 per Cosan share.

On January 17, 2008, Cosan Limited subscribed for 13,652,087 Cosan shares in connection with a capital increase by Cosan at a price of R$21.00 per Cosan share.

On January 22, 2008, Cosan Limited subscribed for 983,394 Cosan shares in connection with a capital increase by Cosan at a price of R$21.00 per Cosan share.

On January 17, 2008, Rio das Pedras Participações S.A. subscribed for 3,357 Cosan shares in connection with a capital increase by Cosan at a price of R$21.00 per Cosan share.

On January 18, 2008, Rio das Pedras Participações S.A. sold 10,378 Cosan shares on the open market at a price of R$24.4606 per Cosan share.

On February 26, 2008, Rio das Pedras Participações S.A. sold 20,000 Cosan shares on the open market at a price of R$28.0350 per Cosan share.

On February 27, 2008, Rio das Pedras Participações S.A. sold 3,820 Cosan shares on the open market at a price of R$28.0542 per Cosan share.

On January 16, 2008, Rubens Ometto Silveira Mello subscribed for 31,956 Cosan shares in connection with a capital increase by Cosan at a price of R$21.00 per Cosan share.

On January 16, 2008, Pedro Isamu Mizutani subscribed for 29,687 Cosan shares in connection with a capital increase by Cosan at a price of R$21.00 per Cosan share.

On January 21, 2008, Pedro Isamu Mizutani subscribed for 2,100 Cosan shares in connection with a capital increase by Cosan at a price of R$21.00 per Cosan share.

On January 17, 2008, Paulo Sérgio de Oliveira Diniz subscribed for 23,477 Cosan shares in connection with a capital increase by Cosan at a price of R$21.00 per Cosan share.

On January 22, 2008, Paulo Sérgio de Oliveira Diniz subscribed for 1,661 Cosan shares in connection with a capital increase by Cosan at a price of R$21.00 per Cosan share.

On February 1, 2008, Armando Vieira Viotti sold 65,000 Cosan shares on the open market at a price of R$24.31 per Cosan share.

On February 15, 2008, Armando Vieira Viotti sold 5,000 Cosan shares on the open market at a price of R$25.00 per Cosan share.

On February 22, 2008, Armando Vieira Viotti sold 2,500 Cosan shares on the open market at a price of R$27.75 per Cosan share.

On February 25, 2008, Armando Vieira Viotti sold 5,000 Cosan shares on the open market at a price of R$28.50 per Cosan share.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as described below, Cosan is not undertaking or engaged in any negotiations in response to the Exchange Offer which relate to, or would result in, one or more of the following or a combination thereof: (i) a tender offer for or other acquisition of securities by or of Cosan (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Cosan or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of the assets of Cosan or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Cosan.

Except as described below, there are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Exchange Offer that relate to one or more of the matters referred to in this Item 7.

If more than two-thirds of the common shares held by existing minority shareholders of Cosan are tendered in the Exchange Offer, under Brazilian law Cosan Limited will be required, for an additional three-month period, to provide non-tendering Cosan existing minority shareholders another opportunity to tender their Cosan shares at the exchange ratios established for the Exchange Offer for class A common shares or, solely for Cosan’s existing shareholders of record as of July 26, 2007, Cosan Limited’s class B series 2 common shares.

Cosan Limited will announce the procedures applicable to tenders of shares during the additional three-month period at the same time that Cosan Limited announces whether or not this additional three-month period will be offered.

In accordance with the requirements of Brazilian law, Cosan Limited agrees to pay to holders of qualifying Cosan shares tendered in the Exchange Offer the amount, if any, by which: (1) the price assigned to the Cosan shares exchanged in the Exchange Offer, indexed for inflation at the Brazilian Reference Rate (TR) (assuming a 365-day year) pro rata temporis starting on April 14, 2008 and ending on the effective date of payment of the amount due (indexed for inflation based on the changes in the number of shares resulting from splits, reverse splits, and conversions), is less than (2) the price per Cosan share that would be payable in the event of the occurrence, within one year of April 14, 2008, of (a) a fact that requires or may require the performance of a mandatory tender offer for the acquisition of Cosan shares or (b) a corporate event that would allow the right to withdraw to be exercised by the holders of Cosan shares taking part in the Exchange Offer, were they still shareholders of Cosan as of the date of such corporate event and disagreed with the resolution to approve the implementation of any corporate event allowing for the exercise of such right.

Upon completion of the Exchange Offer and upon confirmation that more than two-thirds of the common shares held by existing minority shareholders of Cosan were validly tendered, Cosan Limited intends to perform a new voluntary public offering to acquire such outstanding shares with a view to delisting Cosan from the Novo Mercado (the “Delisting Offer”).

By participating in the Exchange Offer, a holder of Cosan shares acknowledges that (1) such holder is aware that new public offerings for the acquisition of shares can be performed by the company, pursuant to articles 10, §1, and 14 of CVM Instruction No. 361 and (2) such holder understands and agrees that such holder will not be entitled to payment of any excess price or payment conditions or possibility to intervene or any other different conditions than those established for the Exchange Offer and those that may be set forth for the Delisting Offer.

Item 8. Additional Information.

Certain Legal Matters

Except as otherwise disclosed in this Schedule, Cosan is not aware of any licenses or other regulatory permits that appear to be material to the business of Cosan and that might be adversely affected by the acquisition of Cosan shares by Cosan Limited pursuant to the Exchange Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Cosan shares by Cosan Limited pursuant to the Exchange Offer.  Cosan Limited’s obligation to complete the Exchange Offer is subject to certain conditions that are set forth under the caption “The Exchange Offer – Conditions to Completion of the Exchange Offer” in the Prospectus and are incorporated herein by reference.

Forward-Looking Statements

This Schedule, including the Exhibits referred to herein, has certain statements by or relating to Cosan and the transactions with Cosan Limited that are neither reported financial results nor other historical information.  These statements are forward-looking statements and, as such, are subject to qualifications concerning risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements.  Many of these risks and uncertainties relate to factors that are beyond Cosan’s ability to control or estimate precisely, including risks and uncertainties described under the captions “Risk Factors” and “Forward-Looking Statements” in the Prospectus.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Schedule.  Cosan does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Schedule.

Additional Information

Cosan Limited is subject to the informational requirements of the U.S. Securities Exchange Act of 1934.  Accordingly, Cosan Limited is required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.  You may inspect and copy reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549.  Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.  The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website at http://www.sec.gov, from which you may electronically access the registration statement and its materials. In addition, you may inspect reports and other information concerning Cosan Limited at the offices of The New York Stock Exchange, Inc. at 20 Broad Street, New York, NY 10005.

The SEC allows us to “incorporate by reference” information into this Schedule, which means that we can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is deemed to be part of this Schedule, except for any information superseded by information directly in this Schedule.  The information in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9. Exhibits.

Exhibit 1	Prospectus, dated March 4, 2008 (incorporated herein by reference to the prospectus filed by Cosan Limited pursuant to Rule 424(b)(3) of the Securities Act of 1933 on March 13, 2008)

Exhibit 2
Form of U.S. Form of Acceptance (incorporated herein by reference to Exhibit 99.3 to Cosan Limited’s Registration Statement on Form F-4 (SEC File No. 333-147235), declared effective by the SEC March 4, 2008)

Exhibit 3
Form of Instructions for the Online U.S. Form of Acceptance (incorporated herein by reference to Exhibit 99.4 to Cosan Limited’s Registration Statement on Form F-4 (SEC File No. 333-147235), declared effective by the SEC March 4, 2008)

Exhibit 4
Form of Tombstone Advertisement (incorporated herein by reference to Exhibit 99.5 to Cosan Limited’s Registration Statement on Form F-4 (SEC File No. 333-147235), declared effective by the SEC March 4, 2008)

Exhibit 5
Press Release of Cosan Limited dated November 23, 2007 (incorporated herein by reference to Exhibit 99.1 to Cosan Limited’s Registration Statement on Form F-4 (SEC File No. 333-147235), declared effective by the SEC March 4, 2008)

Exhibit 6
Press Release of Cosan Limited dated February 28, 2008 (incorporated herein by reference to Exhibit 99.2 to Cosan Limited’s Registration Statement on Form F-4 (SEC File No. 333-147235), declared effective by the SEC March 4, 2008)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cosan S.A. Indústria e Comércio

By:	/s/ Rubens Ometto Silveira Mello
	Name:	Rubens Ometto Silveira Mello
	Title:	Chairman and Chief Executive Officer